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Exhibit 11.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

COMPUTATION OF BASIC AND DILUTED
EARNINGS PER SHARE

(In Millions, Except Per Share Data)

	Three Months Ended		Six Months Ended
	August 3, 2003	August 4, 2002	August 3, 2003	August 4, 2002
BASIC
Net Earnings Available to Common Shareholders	$1,299	$1,182	$2,206	$2,038

Weighted Average Common Shares	2,295	2,354	2,294	2,352

Basic Earnings Per Share	$0.57	$0.50	$0.96	$0.87

DILUTED
Net Earnings Available to Common Shareholders	$1,299	$1,182	$2,206	$2,038

Weighted Average Common Shares	2,295	2,354	2,294	2,352
Effect of Potentially Dilutive Securities:
Employee Stock Plans	7	9	6	12

Diluted Weighted Average Common Shares	2,302	2,363	2,300	2,364

Diluted Earnings Per Share	$0.56	$0.50	$0.96	$0.86

Employee stock plans represent options and shares granted under the Company's employee stock purchase, stock option and deferred compensation stock plans. Options to purchase 67.2 million and 56.3 million shares of common stock at August 3, 2003 and August 4, 2002, respectively, were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

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THE HOME DEPOT, INC. AND SUBSIDIARIES COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE